FORM OF SEPARATION AGREEMENT

SEPARATION AGREEMENT dated as of                     ,         , by and between StarBase Corporation, a Delaware corporation with an address at 4 Hutton Centre, Santa Ana, California 92707 (the “Company”), and                     , an individual residing at                     ,                     , California                      (“Employee”).

W I T N E S S E T H :

WHEREAS, the Employee serves as the                      of the Company (“Employment”) at a base annual salary, plus a target commission/bonus (“Salary”) at the rate of $             per annum, less all necessary and required federal, state and local payroll deductions and has been granted options (“Options”) under the Company’s Stock Plan (the “Plan”), to purchase up to                      shares of common stock of the Company, par value $.01 per share; and

WHEREAS, the Employee’s Salary shall include any increases in Salary after the date of this Agreement; and

WHEREAS, the Options shall include any additional options granted under the plan after the date of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Employee hereby agree that in the event of a termination of Employment:

1.  Early Termination upon Death; Death Benefit.    Employment shall terminate on the date of Employee’s death, except that Employee’s Salary shall be paid to his estate through the end of the month in which his death occurs.

2.  Termination for Disability.    In the event of Employee’s Incapacity (as defined below) during Employment, the Company may, in its discretion, terminate Employee’s employment hereunder; provided, however, that Employee or Employee’s legal representative, as the case may be, shall be entitled to receive, and the Company shall pay, pay to Employee his/her Salary (at the annual rate in effect prior to the events described in the immediately preceding paragraph) from the date of termination of Employment through and including the date which is six (6) months after such date of termination, which amount shall be payable in semi-monthly installments in accordance with the Company’s regular pay intervals for its employees or in such other manner as shall be mutually agreeable to Employee and the Company, and shall continue to maintain all benefits in effect for a period of six (6) months following the date of termination. Employee’s stock options will continue to vest for a period of six (6) months following date of termination and will remain exercisable for a period of eighteen (18) months following date of termination.

The payments and obligations of the Company pursuant to this Section 2 shall be in addition to any amounts payable under any disability insurance coverage maintained for benefit of Employee. “Incapacity” shall mean any illness or mental or physical incapacity or disability which prevents Employee from performing Employee’s duties hereunder for a continuous period of one hundred twenty (120) consecutive days or for shorter periods aggregating one hundred eighty (180) days within any consecutive twelve (12) month period.

3.  Termination by Company for Cause.    (a)  The Company may terminate Employment for “cause.” The term for “cause” shall mean (i) the failure by Employee to perform any of his duties or obligations hereunder, which failure shall have continued for at least ninety (90) days after notice of such failure shall have been given to Employee by the Company and provided, however, that such failure shall be reasonably within the control of the Employee; (ii) Employee’s conviction of, guilty plea or plea of nolo contendere concerning any felony; (iii) any act of fraud, embezzlement, theft or gross malfeasance on the part of Employee with respect to the Company or any of its assets; (iv) any of the representations and warranties made by Employee herein shall prove to have been materially false or misleading as of the time made; or (v) the breach by Employee caused by Employee’s failure to observe or perform any of the agreements or covenants made by Employee herein and the failure of Employee to remedy such breach or failure to observe or perform any such agreement or covenant for a period of fourteen (14) days after such notice thereof from the Company to Employee. The Company shall have the right to terminate Employee’s employment with the Company hereunder immediately upon the occurrence and continuance of any grounds for termination for “cause,” upon written notice to Employee.

(b)  In the event of (i) termination pursuant to this Section 3 or (ii) Employee voluntarily leaves the employ of the Company and such departure is not due to the occurrence of any event set forth in Section 4 or 5 hereof, then Employee shall receive payment of accrued but unpaid compensation and vacation pay through the date of termination or resignation, as the case may be, and all non-vested Options shall automatically become null and void.

4.  Termination in Conjunction with a Change of Control.    A “Change of Control” shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party and is not the surviving entity; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

Pursuant to this Section 4, in the event of any termination of employment by the Company or any successor, or in the event of any reduction in Employee’s Salary, then Employee shall receive, upon written notice to Company, the compensation set forth below.

In the event of termination pursuant to this Section 4, then Employee shall receive payment, provided Employee shall not at any time be in violation of Section 7 hereof, and except as provided in Section 3 hereof, the Company shall pay to Employee his/her Salary (at the annual rate in effect prior to the events described in the immediately preceding paragraph), from the date of termination of Employment through and including the date which is twelve (12) months after such date of termination. Such payment shall be made upon termination or in such other manner as shall be mutually agreeable to the Company and Employee. The Company shall also pay for or continue to provide any benefits to Employee (and each member of his/her immediate family) through the date which is twelve (12) months after such date of termination. Employee shall receive payment of all accrued but unpaid bonus or incentive compensation through the date of termination. Employee shall receive payment of accrued but unpaid vacation pay through the date of termination and vacation pay will cease to accrue on termination date. Upon termination all vested Options will remain exerciseable through the date that is twelve (12) months after the date of such termination.

5.  Termination by Employee.    The Employee may terminate Employment with three (3) months’ advance notice and Employee shall be entitled to receive, and the Company shall pay, from the date of notice through and including the date which is three (3) months after such date, which amount shall be payable in semi-monthly installments in accordance with the Company’s regular pay intervals for its employees or in such other manner as shall be mutually agreeable to Employee and the Company, and shall continue to maintain all benefits in effect for a period of three (3) months following the date of notice. Employee shall be obligated to continue to provide services in the normal course of business during such three (3) month period. Employee’s stock options will continue to vest for a period of three (3) months following date of notice and will remain exercisable for a period of fifteen (15) months following date of notice.

6.  Termination by Mutual Agreement.    The Company and Employee may mutually agree to terminate Employment. In the event of (i) termination pursuant to this Section 6, Employee shall be entitled to receive, and the Company shall pay, from the date of notice through and including the date which is nine (9) months after such date, which amount shall be payable in semi-monthly installments in accordance with the Company’s regular pay intervals for its employees or in such other manner as shall be mutually agreeable to Employee and the Company, and shall continue to maintain all benefits in effect for a period of nine (9) months following the date of notice. Employee’s stock options will continue to vest for a period of nine (9) months following date of termination and will remain exercisable for a period of twenty one (21) months following date of termination.

7.  Non-Disclosure; Non-Competition.

(a)  Employee agrees that during the Employment and for a period of one year after termination of Employment, Employee will not directly or indirectly (i) solicit, induce or entice for employment, retention or affiliation, or recommend to any corporation, entity or other person the solicitation, inducement or enticement for employment, retention or affiliation of, any employee, consultant, independent contractor or other person employed or retained by, or affiliated with, the Company, or any of its subsidiaries or affiliates, (ii) engage in any activity intended to terminate, disrupt or interfere with the Company’s or any of its subsidiary’s or affiliate’s relationship with a customer, supplier, lessor or other person, or (iii) engage or participate in, or have any interest in any corporation, entity or other person that engages or participates in any business or activity engaged or participated in by the Company on date of termination of Employment. For purposes of this Section 7, Employee will be deemed directly or indirectly to be engaged or participating in the operation of such a business or activity, or to have an interest in a corporation, entity or other person, if he is a proprietor, partner, joint venturer, shareholder, director, officer, lender, manager, employee, consultant, advisor or agent or if he, directly or indirectly (including as a member of a group), controls all or any part thereof; provided, that nothing in this Section shall prohibit Employee from holding less than two percent (2%) of a class of a corporation’s outstanding securities that are listed on a national securities exchange or traded in the over-the-counter market.

(b)  Employee acknowledges that by his employment he is in a confidential relationship with the Company and will have access to confidential information and trade secrets of the Company, its subsidiaries and affiliates (collectively, the “Confidential Information”). Confidential Information includes, but is not limited to, customer and client lists, financial information, price lists, marketing and sales strategies and procedures, computer programs, databases and software, supplier, vendor and service information, personnel information, operating procedures and techniques, business plans and systems, and all other records, files, and information in respect of the Company. During Employment and thereafter, Employee shall maintain the strictest confidentiality of all Confidential Information and shall not use or permit the use of, or disclose, discuss, communicate or transmit or permit the disclosure, discussion, communication or transmission of, any Confidential Information. This Section shall not apply to (i) information that, by means other than Employee’s deliberate or inadvertent disclosure, becomes generally known to the public, or (ii) information the disclosure of which is compelled by law (including judicial or administrative proceedings and legal process). In that connection, in the event that Employee is requested or required (by oral question, interrogatories, requests for information or documents, subpoenas, civil investigative demand or other legal process) to disclose any Confidential Information, Employee agrees to provide the Company with prompt written notice of such request or requirement so that the Company may seek an appropriate protective order or relief therefrom or may waive the requirements of this Section. If, failing the entry of a protective order or the receipt of a waiver hereunder, Employee is, in the opinion of counsel, compelled to disclose Confidential Information under pain of liability for contempt or other censure or penalty, Employee may disclose such Confidential Information to the extent so required.

(c)  In the event of a breach or threatened breach by Employee of any of the provisions of this Section 7, the Company shall be entitled to an injunction to be issued by any court or tribunal of competent jurisdiction to restrain Employee from committing or continuing any such violation. In any proceeding for an injunction, Employee agrees that his ability to answer in damages, or his or the Company’s ability to take any other lawful remedial action, shall not be a bar or be interposed as a defense to the granting of a temporary or permanent injunction against him. Employee acknowledges that the Company will not have an adequate remedy at law in the event of any breach by him as aforesaid and that the Company may suffer irreparable damage and injury in the event of such a breach by him. Nothing contained herein shall be construed as prohibiting the Company from pursuing any other remedy or remedies available to the Company in respect of such breach or threatened breach.

(d)  If any term or provision of this Section 7 shall be held invalid or unenforceable because of its duration, geographic scope, or for any other reason, the Company and Employee agree that the court making such determination shall have the power to modify such provision, whether by limiting the geographic scope, reducing the duration, or otherwise, to the minimum extent necessary to make such term or provision valid and enforceable, and such term or provision shall be enforceable in such modified form.

(e)  The provisions of this paragraph 7 shall survive the termination of Employment.

8.  Company Property.    All records, files, lists, including, without limitation, computer generated lists, drawings, documents, equipment and similar items relating to the Company’s business which Employee prepared or received from the Company during the course of the retention of Employee hereunder shall remain the Company’s sole and exclusive property and Employee shall not acquire any interest therein. Upon termination of Employment, and in any event at the request of the Company at any time, Employee shall promptly return to the Company all property of the Company in its possession. Employee further agrees that it will not copy or cause to be copied, print out or cause to be printed any software, documents or other materials originating with or belonging to the Company. Employee additionally agrees that, upon termination of his/her retention by the Company or earlier at the request of the Company, he/she will not retain in his/her possession any such software, documents or other materials in machine or human readable form.

9.  Assignability.    This Agreement may not be assigned by Employee and all of its terms and conditions shall be binding upon and inure to the benefit of Employee and his/her heirs, executors, administrators, legal representatives and assigns and the Company and its successors and assigns. Successors of the Company shall include, without limitation, any corporation or other entity acquiring directly or indirectly all or a substantial part of the assets of the Company by merger, consolidation, purchase, lease or otherwise, and such successor shall thereafter be deemed the “Company” for purposes hereof.

10.  Notices.    All notices, requests, demands and other communications provided for hereby shall be in writing and shall be deemed to have been duly given when delivered personally or two days after sent by registered or certified mail, return receipt requested, to the party entitled thereto at the address first above written or to such changed address as the addressee may have given by a similar notice, with a copy, in each case, to Martin Eric Weisberg, Esq., Parker Chapin Flattau & Klimpl, LLP, 1211 Avenue of the Americas, New York, New York 10036-8735.

11.  Modification.    This Agreement may be modified or amended only by an instrument in writing signed by Employee and the Company and any provision hereof may be waived only by an instrument in writing signed by the party hereto against whom any such waiver is sought to be enforced.

12.  Severability.    The invalidity or unenforceability of any provision of this Agreement shall not affect, impair or invalidate any other provision of this Agreement.

13.  Governing Law.    This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California, without regard to principles of conflicts of law (or any other law that would make the laws of any jurisdiction other than the State of California applicable to this Agreement).

14.  Captions.    The captioned headings contained herein are for convenience of reference only and are not intended, nor shall they be construed, to have any substantive effect.

15.  Arbitration.    In connection with any dispute between the parties arising out of or relating to this Agreement which cannot be resolved by the parties, either party shall be entitled to have the dispute resolved by exclusive binding arbitration to be conducted in the county of Orange, California in accordance with the rules and procedures for arbitration as are from time to time prescribed by the American Arbitration Association (the “AAA”). If a dispute exists, the parties shall negotiate in good faith for a period of fifteen (15) days in an attempt to resolve such dispute. If the dispute is not resolved within that period, either party may submit the dispute to arbitration upon ten (10) days’ prior written notice to the other party. The arbitration shall be conducted by one arbitrator mutually acceptable to Employee and the Company or if they are unable to agree on one arbitrator they shall each designate one individual from a panel of potential arbitrators designated by the AAA who shall together designate a third arbitrator from a panel of potential arbitrators designated by the AAA who shall be the sole arbitrator in the arbitration proceedings (the “Arbitrator”). The determination by the Arbitrator shall be conclusive and binding on the parties and shall not be subject to appeal or other judicial review. The Arbitrator shall be entitled to award to the prevailing party in the arbitration, the reimbursement of such party’s reasonable costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses, the compensation payable to the Arbitrator and fees payable to the AAA) incurred in connection with such arbitration. The prevailing party shall be entitled to enforce the determination of the Arbitrator in any court of competent jurisdiction and the other party hereby unconditionally and irrevocably waives any right to challenge or contest such enforcement. The prevailing party shall be entitled to reimbursement of such party’s reasonable costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) incurred in attempting to enforce any such determination.

Notwithstanding anything to the contrary set forth herein and in furtherance of the rights and remedies afforded to the Company pursuant to paragraph 7 hereof, the Company shall be entitled to seek injunctive relief in any court of competent jurisdiction for any breach or threatened breach of any of Employee’s duties, covenants, agreements or obligations thereunder.

16.  Counterparts.    This Agreement may be executed in two counterpart copies, each of which may be executed by one of the parties hereto, but both of which, when taken together, shall constitute a single agreement binding upon each of the parties hereto.

IN WITNESS WHEREOF, the Company and Employee have signed this Agreement as of the date set forth on the first page of this Agreement.

STARBASE CORPORATION		EMPLOYEE

By:	/s/	By:	/s/
	Name:		Name:
	Title:		Title: